2022

_Reference Form



Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2022

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2022, 12/31/2021 and 12/31/2020.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores
Last update of this Reference Form	08/07/2023

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 2.4, 4.1, 7.3 and 7.4	07/19/2023
V3	Updated items: 1.12, 2.4, 3.1, 3.2, 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 7.5, 7.8, 11.2	08/07/2023

1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found

2022

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco Holding S.A. ("Company").
Main business conditions	According to the Company's Extraordinary General Stockholders' Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company is constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted.
Companies involved	Itaú Unibanco Holding S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAÚ CHILE (CURRENT DENOMINATION OF ITAÚ CORPBANCA)

Event	Increase in the equity interest in Banco Itaú Chile
Main business conditions	On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors

	of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponded to up to 34.38% of Banco Itaú Chile's total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023 ("Settlement Date"), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos.
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú Chile (formerly named Itaú CorpBanca)
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

AVENUE HOLDING CAYMAN LTD

Event	Purchase of the controlling interest in Avenue Holding Cayman Ltd ("Avenue").
Main business conditions	According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, providing for the purchase of the controlling interest in Avenue Holding Cayman Ltd. After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue's total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue's current stockholders. Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000

	enabled accounts and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco's strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for every client profile. Avenue's business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval from applicable regulatory bodies.
Companies involved	Itaú Unibanco S.A., Avenue Controle Cayman Ltd, and Avenue Holding Cayman Ltd.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders.

ORBIA

Event	Purchase of equity interest in Rede Agro Fidelidade e Intermediação S.A ("Orbia")
Main business conditions	According to the Announcement to the Market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% interest equity in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. have equity interests as well. This transaction was completed on April 28, 2023.
Companies involved	Itaú Unibanco S.A., Bayer S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

TOTVS S.A.

Event	Creation of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A ("TOTVS") clients, supported by TOTVS distribution channels and software, to be developed through the company called TOTVS TECHFIN S.A. ("Company") which will be directly held by ITAÚ and TOTVS.
Main business conditions	On April 12, 2022, through Itaú Unibanco S.A. ("ITAÚ"), we entered into a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") with TOTVS S.A. to set up a partnership to be developed through a company named TOTVS Techfin S.A., which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS's management systems focused on corporate clients and their entire supply chain, clients and employees. The transaction was consummated on July 31, 2023, so that ITAÚ became the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder has the right to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ disbursed R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, ITAÚ may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets linked to its growth and performance targets. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients' needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership strengthens the leading position of ITAÚ and TOTVS in the digital transformation and evolution of the financial industry.
Companies involved	Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda.,

	Supplier Participações S.A., and Supplier Administradora de Cartão de Crédito S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders.

IDEAL HOLDING FINANCEIRA S.A.

Event	Acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").
Main business conditions	According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, held on March 31, 2023, after obtaining due regulatory approvals, Itaú Unibanco, through Itaú Corretora de Valores Mobiliários S.A., acquired 50.1% of total voting capital of Ideal, through a primary contribution and a secondary acquisition of shares totaling approximately R$650 million, becoming the holder of the company's control. After five years, Itaú Unibanco will be able to exercise the call option for the remaining equity interest (49.9%) of Ideal's capital stock. This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) notably, to have Ideal's professionals' talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal's business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.
Companies involved	Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments

	UK Limited, Ideal Holding Financeira S.A., and Ideal Corretora de Títulos e Valores Mobiliários S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders.

XP INC.

Event	Acquisition of equity interest in XP Inc., a company incorporated in Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which, in turn, consolidates all investments of XP Group ("XP Group", including XP Investmentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP Corretora").
Main business conditions	In December 2020, XP Inc. carried out a public stock offering (*follow-on*) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed to segregate the business line represented by the interest in XP Inc's capital into a new company named XPart S.A., established with part of the investment currently owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders were then entitled to an ownership interest in XPart SA in the same number, type and proportion of the shares they held in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. The completion of this transaction was subject to regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("Fed") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. The share of XP Inc's capital held by XPart S.A. totaled then roughly 40.52%, totaling R$9,371 million on December 31, 2020. On July 27, 2021, after obtaining the operation approval from the Central Bank of Brazil, XPart S.A.'s articles of association were registered before the São Paulo State's Board of Trade (JUCESP). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final

	understanding regarding the merger to be resolved at the general stockholders' meetings of XP Inc. and XPart. Soon after XPart S.A. was registered with JUCESP on August 20, 2021, XP and XPart announced that the General Stockholders' Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by the stockholders of both XPart and XP, at the corresponding Merger Extraordinary Stockholders' Meetings, and as a result the shares issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. to the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs); and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares to the remaining stockholders of XPart stockholders. The Bank of New York, the depositary bank for Itaú Unibanco's ADRs, suspended the issuance and cancellation of these securities from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, is found in the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital, after obtaining the applicable regulatory approvals. On June 7, 2022, we disposed of an 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase agreement with XP Inc. to dispose another 0.19% of the XP Inc's total capital stock, with this transaction completed on June 9, 2022. With these sales, we became the holders of 9.96% equity interest in XP Inc's total capital stock.
Companies involved	ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of results by segment

The current business segments of Itaú Unibanco are described below:

Retail Banking: Retail Banking offers products and services to both account and non-account holders, including: personal credit, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, private pension plan and premium bonds, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Wholesale Banking: Wholesale banking includes: i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.

b) incorporation, acquisition or disposal of equity interest

Banco Itaú Chile (formerly named Itaú CorpBanca). As disclosed in the Announcement to the Market, on July 15, 2022 Itaú Unibanco Holding S.A. ("IUH") received shares, through its affiliates, issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States. Accordingly, equity interest increased to 65.62% from 55.96% of Banco Itaú Chile's total voting capital.

On March 2, 2023, according to a Material Fact disclosed, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention to carry out a voluntary public offering for the acquisition, by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADSs"), which corresponded to up to 34.38% of the total voting share capital of Banco Itaú Chile. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023 ("Settlement Date"), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile's total

capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos.

AVENUE. According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, for the purchase of the controlling interest in Avenue Holding Cayman Ltd ("Avenue"). After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue's total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total on the aggregate approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1% for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue's current stockholders. Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 enabled accounts and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco's strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for each client profile. Avenue's business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval from the applicable regulatory bodies.

TOTVS. On April 12, 2022, through Itaú Unibanco S.A. ("ITAÚ"), we entered into, with TOTVS S.A. ("TOTVS"), a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") for the creation of a partnership to be developed through a company initially named TOTVS Techfin S.A. ("Company"), which will be the outlet to be used to implement a partnership for the distribution and expansion of financial services integrated into TOTVS's management systems with a focus on corporate clients and their corresponding supply chain, clients and employees. The transaction was consummated on July 31, 2023, so that ITAÚ became the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder has the right to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ disbursed R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred and ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, Itaú Unibanco Holding may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients' needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and evolution of the financial industry.

IDEAL. According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, of its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, Itaú Unibanco will purchase 50.1% of Ideal's voting capital, by

means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million (adjusted by interbank deposit certificate (CDI) from execution to termination date), then becoming the holder of the company's control. In the second tranche, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) notably to have Ideal's professionals' talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal's business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.

XP INVESTIMENTOS On May 11, 2017, we entered into a Share Purchase Agreement, as amended, with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, to acquire 49.9% of total capital stock (of which 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all XP group's investments, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche ("First Tranche"), through a capital increase of R$600 million and acquisition of shares issued by XP Investimentos S.A held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the First Tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a stockholders' agreement containing, among others, provisions with respect to Itaú Unibanco S.A.'s rights as a minority stockholder of XP Investimentos S.A., including its right to nominate two of the seven members of the board of directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., in which stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged their shares in XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares in XP Inc., a company headquartered in the Cayman Islands, remaining with their equity interests in total capital. Each Class A common share entitles its holders to one vote and each Class B common share entitles its holders to ten votes at all stockholders' resolutions of XP Inc. As a result of the aforementioned exchange of shares, XP Inc. issued 792,861,320 Class A common shares and 223,595,962 Class B common shares to Itaú Unibanco, which accounted for 49.9% of total capital and 30.06% of the voting capital of XP Inc. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer. Immediately after the completion of the IPO, we became the holders of 46.05% of XP Inc.'s capital stock. Also on November 29, 2019, the stockholders of XP Inc. entered into a stockholders' agreement basically similar to the one existing for XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of whom XP Controle A Participações S.A. nominated seven members, we nominated two, General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações) nominated one, and the three remaining members are independent members. These independent members also sit on XP Inc.'s audit committee, which is composed of three members nominated as follows: we nominated two members, and XP Controle Participações SA nominated one member to the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP Inc. into a new company (XPart S.A.). In December 2020, XP Inc. held a follow-on on Nasdaq, through which we sold approximately 4.51% of our equity interests in XP Inc.'s capital. Concurrently to these sales, XP Inc. issued new shares, which resulted in the dilution of our stake to 41% of its capital stock. The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on a corporate restructuring aimed to segregate the business line

represented by the interest in XP Inc's capital into XPart S.A., a company incorporated with part of the investment owned by us in XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. Therefore, the main benefit of this transaction was the value creation for our stockholders. The completion of this transaction was subject to the regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("Fed") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. XP Inc's capital stock held by XPart S.A. increased to 40.52% totaling R$9,371 million as of December 31, 2020. On July 27, 2021, the transaction was approved by the Central Bank of Brazil, and on that same date, XPart S.A.'s articles of association were registered before the São Paulo State's Board of Trade (JUCESP). XP Inc. had expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final understanding regarding the merger, to be resolved on general stockholders' meetings of XP Inc. and XPart. The merger was approved by both the stockholders of XPart and of XP, at their corresponding General Stockholders' Meetings held on October 1, 2021, and as a result the shares issued by Itaú Unibanco and the American Depositary Receipts (ADRs) of Itaú Unibanco, which were being traded with the right to receive securities issued by XPart until the closing of the trading session of October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. for the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of ADRs; and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares for the remaining stockholders of XPart. The Bank of New York, the depositary bank for Itaú Unibanco's ADRs, suspended the issue and cancellation of these securities as from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of XP's Class A shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, can be found at the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital stock, after obtaining applicable regulatory approvals. On June 7, 2022, we completed the sale of an 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase and sale agreement with XP Inc. aimed at disposing of an additional 0.19% of the total capital stock of XP Inc., with such sale completed on June 9, 2022. Immediately after these disposals, we remained with an equity interest of approximately 9.96% in XP Inc's total capital stock. On April 5, 2023, XP Inc. announced to the market the cancellation of 31,267,095 Class A Shares held in treasury and, accordingly, our equity interest in XP Inc's total capital stock totaled 10.54%.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no unusual events in 2022.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were as follows:

In 2022:

(i) proceeds of the partial sale of equity interest in XP Inc. in the amount of R$ (123) million, (ii) voluntary severance program in the amount of R$ (757) million; and (iii) corporate restructuring of the Interbank Payment Chamber (CIP) in the amount of R$ 239 million.

3. Projections

3.1 Projections should identify:

Information provided in this item on business prospects, projections and operational and financial targets is solely forecasts based on Management's current expectations in relation to the future of the Bank. These prospects are highly dependent on market conditions and the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may substantially differ from those stated in this forward-looking information.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future developments and financial trends that affect our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may substantially differ from those stated in this forward-looking information.

Words such as "believe", "may", "should", "estimate", "continue", "anticipate", "intend", "expect" and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

These projections are calculated based on the financial statements under BRGAAP, based on:

a.1) Accumulated variation in the 12-month period:

Total loan portfolio, including financial guarantees provided and corporate securities;
Financial margin with clients;
Commissions and fees and result from insurance operations; and
Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

Financial margin with the market; and
Cost of credit, composed of result from loan losses, Impairment, and discounts granted;

a.3) Expected income tax and social contribution rate.

a.4) Expectation of the efficiency ratio in Brazil and on a consolidated basis.

b) projected period and the period for which the projection is valid

Projected period: Fiscal year 2023;
Project validity: This year or until Management states otherwise.

c) assumptions considered, stating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2023

Guidance disclosed to the market is based on the assumed alignment with the bank's projected budget for the year. The budgets for results and balances of loan operations balance and of equity accounts are evaluated to ensure this alignment. The range disclosed is defined according to management's expectations. It is worth pointing out that regular analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, it is possible to assess the need for possible changes in

public expectations. This guidance does not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2023

This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors:

- General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets;
- General economic and political conditions abroad, particularly in the countries where we operate;
- Disruptions and volatility in the global financial markets;
- Increases in compulsory deposits and reserve requirements;
- Government regulations and tax laws, and respective amendments thereto;
- Regulation and liquidation of our business on a consolidated basis;
- Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure;
- Holders of our shares and ADSs may face difficulties to receive dividends;
- Failure or hacking of our security and operational infrastructure or systems;
- Our ability to protect personal or other data;
- Fiercer competition and consolidation of the sector;
- Changes in our loan portfolios and the value of our securities and derivatives;
- Losses associated with counterparty exposure;
- Our exposure to the Brazilian public debt;
- Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves;
- Efficiency of our risk management policies;
- Damage to our reputation;
- Ability of our controlling stockholder to run our business;
- Difficulties to integrate new or merged business;
- Impact of environmental and social issues;
- The effects of pandemics and health crises may adversely affect the future results of our operations and impact the market price of our securities; and
- The Company's other risk factors are listed in item 4.1 Describe Risk Factors of this Reference Form.

d) guidance information

<u>Projections for fiscal year 2023</u>

The table below presents the revised projections for fiscal year 2023, according to the Material Fact disclosed on August 7, 2023.

	Consolidated		
	previous	reviewed	
total credit portfolio[1]	growth between 6.0% and 9.0%	maintained	
financial margin with clients	growth between 13.5% and 16.5%	maintained	
financial margin with the market	between R$2.0 bn and R$4.0 bn	maintained	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	maintained	
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	growth between 5.0% and 7.0%	
non-interest expenses	growth between 5.0% and 9.0%	maintained	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%	between 27.0% and 29.0%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It's important to mention that, as of the third quarter of 2023, the Company considers in the management purposes a cost of capital of around 14.25% p.y.

3.2 If the issuer has disclosed guidance over the last three fiscal years:

a. Inform which ones are being replaced by new projections included in the form and which ones are the same in the form

For the 2023 projections, indicators presented and monitored are: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate; and (viii) efficiency ratio in Brazil and on a consolidated basis. In comparison with 2022, we did not present the guidance for recurring managerial ROE and tier I capital ratio in 2023. In comparison with 2021, we included efficiency ratio guidance.

For the 2023 projections, we present consolidated indicators only, excluding data for Brazil.

b. with respect to projections related to periods already elapsed, compare the data projected with the effective performance of indicators, clearly stating the reason for any deviations from projections

Projections for fiscal year 2022

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	**11.1%**	growth between **15.5%** and **17.5%**	**14.2%**	growth between **19.0%** and **21.0%**
financial margin with clients	**27.2%**	growth between **25.0%** and **27.0%**	**27.7%**	growth between **26.5%** and **28.5%**
financial margin with the market	**R$2.9 bn**	between **1.0 bn** and **3.0 bn**	**R$1.4 bn**	between **0.3 bn** and **2.3 bn**
cost of credit[3]	**R$32.3 bn**	growth between **28.0 bn** and **31.0 bn**	**R$30.2 bn**	between **26.0 bn** and **29.0 bn**
commissions and fees and results from insurance operations[4]	**7.8%**	growth between **7.0%** and **9.0%**	**8.3%**	growth between **7.5%** and **9.5%**
non-interest expenses	**6.7%**	growth between **3.0%** and **7.0%**	**7.2%**	growth between **3.0%** and **7.0%**
effective tax rate	**30.1%**	between **30.0%** and **33.0%**	**31.6%**	between **31.0%** and **34.0%**

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations from projections:

Loan portfolio: The lower-than-expected growth in Brazil is mainly due to more conservative credit granting measures in higher risk portfolios and lower demand for credit in the wholesale segment. The lower-than-expected growth on a consolidated basis reflects the lower growth in Brazil.

Financial margin with clients: The higher-than-expected growth on a consolidated basis is due to the better average spread of the loan portfolio due to the more favorable mix of clients and products, in addition to the higher margin in funding due to higher interest rates in Brazil and in operations in Latin America.

Cost of credit: the higher-than-expected level in Brazil is due to the provision in connection with the event subsequent to the closing date of the 2022 fiscal year of a one-off case of a large company that had filed for court-supervised reorganization. The higher-than-expected level on a consolidated basis reflects the higher provisioning in Brazil.

Non-interest expenses: higher-than-expected growth in Brazil is due to higher-than-expected inflation.

Projections for fiscal year 2021

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	18.1%	between 8.5% and 11.5%	23.2%	between 12.5% and 15.5%
financial margin with clients	8.3%	between 2.5% and 6.5%	7.5%	between 3.0% and 7.0%
financial margin with the market	R$7.7 bn	between R$6.5 bn and R$8.0 bn	R$4.9 bn	between R$3.9 bn and R$5.4 bn
cost of credit[3]	R$20.2 bn	between R$19,0 bn and R$22,0 bn	R$18.2 bn	between R$17.0 bn and R$20,0 bn
commissions and fees and results from insurance operations[4]	5.8%	between 2.5% and 6.5%	5.3%	between 2.5% and 6.5%
non-interest expenses	2.0%	between -2.0% and 2.0%	0.5%	between -2.0% and 2.0%
Effective tax rate	36.5%	between 34.5% and 36.5%	37.5%	between 34.0% and 36.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations from projections:

Total loan portfolio: the higher-than-expected growth both on an consolidated basis and in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio in the corporate segment.

Financial margin with clients: the higher-than-expected growth both on a consolidated basis and in Brazil was mainly driven by the increase in loan portfolio and the impact of the higher interest rate scenario on our return on working capital.

Effective income tax/social contribution rate: the higher-than-expected effective rate in Brazil was related to the write-off of tax credits carried out in the first quarter of 2021 as a result of their revaluation. Additionally, the higher profit in the period ended up economically diluting the tax benefit of interest on capital.

Projections for fiscal year 2020

According to a Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the market in general that it had suspended the projections for fiscal year 2020, disclosed through a Material Fact on February 10, 2020.

c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced

The table below indicates the Projection revisions for the Management Result for the fiscal year 2023.

	Consolidated		
	previous	reviewed	
total credit portfolio[1]	growth between 6.0% and 9.0%	maintained	
financial margin with clients	growth between 13.5% and 16.5%	maintained	
financial margin with the market	between R$2.0 bn and R$4.0 bn	maintained	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	maintained	
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	growth between 5.0% and 7.0%	
non-interest expenses	growth between 5.0% and 9.0%	maintained	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%	between 27.0% and 29.0%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for the revised projections:

Banking Service Fees and Result from Insurance Operations: The company decided to change the projection of these results disclosed to the market based on the lower activity in the capital and asset management markets in the first half of 2023, which changed the expected growth for the year.

Effective Income Tax/Social Contribution rate: The company decided to change the projection of the effective income tax rate expected for the year based on the improvement of our effective income tax rate estimates.

6.1/6.2 - STOCKHOLDING POSITION

BASE-DATE 06.30.2023

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Brazilian CNPJ(**) 04.676.564/0001-08	2.564.084.404	51,713	-	-	2.564.084.404	26,153
Itaúsa S.A. Brazilian CNPJ(**) 61.532.644/0001-15	1.943.906.577	39,205	169.323	0,003	1.944.075.900	19,829
BlackRock, INC American	-	-	349.925.097	7,221	349.925.097	3,569
GQG Partners LLC American	-	-	253.506.105	5,231	253.506.105	2,586
Treasury Shares	-	-	4.191.075	0,086	4.191.075	0,043
Others	450.299.378	9,082	4.238.053.389	87,459	4.688.352.767	47,820
Total	**4.958.290.359**	**100,000**	**4.845.844.989**	**100,000**	**9.804.135.348**	**100,000**

BASE-DATE 12.31.2022

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Brazilian CNPJ(**) 61.532.644/0001-15	355.227.092	50,000	350.942.273	100,000	706.169.365	66,532
Cia. E. Johnston de Participações Brazilian CNPJ(**) 04.679.283/0001-09	355.227.092	50,000	-	-	355.227.092	33,468

Total	**710.454.184**	**100,000**	**350.942.273**	**100,000**	**1.061.396.457**	**100,000**

BASE-DATE 07.31.2023

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles	3.274.000	50,000	6.548.000	50,000	9.822.000	50,000
Brazilian						
CPF(*) 002.938.068-53						
Pedro Moreira Salles	2.881.120	44,000	5.762.240	44,000	8.643.360	44,000
Brazilian						
CPF(*) 551.222.567-72						
João Moreira Salles	392.880	6,000	785.760	6,000	1.178.640	6,000
Brazilian						
CPF(*) 295.520.008-58						
Total	**6.548.000**	**100,000**	**13.096.000**	**100,000**	**19.644.000**	**100,000**

BASE-DATE 12.31.2022

Itaúsa S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Companhia ESA	20.988.112	0,630	-	-	20.988.112	0,216
Brazilian						
CNPJ(**) 52.117.397/0001-08						
Fundação Itaú Para a Educação e Cultura	390.019.195	11,699	47.901.674	0,752	437.920.869	4,514
Brazilian						
CNPJ(**) 59.573.030/0001-30						
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência	513.137.094	15,391	127.887.904	2,008	641.024.998	6,608
Brazilian						
CNPJ(**) 60.480.480/0001-67						
Rudric ITH Participações Ltda.	2.783.476	0,083	2.197.334	0,035	4.980.810	0,051
Brazilian						

CNPJ(**) 67.569.061/0001-45						
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	426.272.232	12,786	249.673.320	3,921	675.945.552	6,967
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	426.272.202	12,786	232.931.834	3,658	659.204.036	6,795
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	213.377.930	6,400	164.795.057	2,588	378.172.987	3,898
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	213.441.264	6,402	164.898.432	2,590	378.339.696	3,900
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	36.424	0,001	29.289.628	0,460	29.326.052	0,302
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	45.350.868	1,360	5.852.174	0,092	51.203.042	0,528
Julia Guidon Setubal Winandy Brazilian CPF(*) 336.694.358-08	45.350.868	1,360	5.852.174	0,092	51.203.042	0,528
Paulo Egydio Setubal Brazilian CPF(*) 336.694.318-10	45.350.868	1,360	5.852.174	0,092	51.203.042	0,528
Fernando Setubal Souza e Silva Brazilian CPF(*) 311.798.878-59	24.663.452	0,740	10.215.065	0,160	34.878.517	0,360
Guilherme Setubal Souza e Silva Brazilian CPF(*) 269.253.728-92	24.663.576	0,740	9.741.525	0,153	34.405.101	0,355
Tide Setubal Souza e Silva Nogueira	24.663.958	0,740	10.874.101	0,171	35.538.059	0,366

Brazilian CPF(*) 296.682.978-81						
Olavo Egydio Setubal Júnior Brazilian CPF(*) 006.447.048-29	12.091.868	0,363	48.629.912	0,764	60.721.780	0,626
Bruno Rizzo Setubal Brazilian CPF(*) 299.133.368-56	36.123.995	1,084	21.940	0,000	36.145.935	0,373
Camila Setubal Lenz Cesar Brazilian CPF(*) 350.572.098-41	36.123.996	1,084	24.473	0,000	36.148.469	0,373
Luiza Rizzo Setubal Kairalla Brazilian CPF(*) 323.461.948-40	36.124.000	1,084	32.267	0,001	36.156.267	0,373
Roberto Egydio Setubal Brazilian CPF(*) 007.738.228-52	62.240.172	1,867	23.329.986	0,366	85.570.158	0,882
Mariana Lucas Setubal Brazilian CPF(*) 227.809.998-10	28.877.403	0,866	10.824.911	0,170	39.702.314	0,409
Paula Lucas Setubal Brazilian CPF(*) 295.243.528-69	28.877.403	0,866	10.824.911	0,170	39.702.314	0,409
José Luiz Egydio Setubal Brazilian CPF(*) 011.785.508-18	103.043.896	3,091	45.417.102	0,713	148.460.998	1,530
Beatriz de Mattos Setubal Brazilian CPF(*) 316.394.318-70	5.448.828	0,163	333.149	0,005	5.781.977	0,060
Gabriel de Mattos Setubal Brazilian CPF(*) 348.338.808-73	5.448.828	0,163	333.149	0,005	5.781.977	0,060

Olavo Egydio Mutarelli Setubal Brazilian CPF(*) 394.635.348-73	5.448.828	0,163	333.149	0,005	5.781.977	0,060
Alfredo Egydio Setubal Brazilian CPF(*) 014.414.218-07	119.439.920	3,583	47.459.968	0,745	166.899.888	1,720
Alfredo Egydio Nugent Setubal Brazilian CPF(*) 407.919.708-09	2.403	0,000	242	0,000	2.645	0,000
Marina Nugent Setubal Brazilian CPF(*) 384.422.518-80	2.403	0,000	242	0,000	2.645	0,000
Ricardo Egydio Setubal Brazilian CPF(*) 033.033.518-99	119.385.218	3,581	47.896.561	0,752	167.281.779	1,724
Marcelo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.378-21	2.439	0,000	336.069	0,005	338.508	0,003
Rodrigo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.298-02	2.439	0,000	316.522	0,005	318.961	0,003
Patricia Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.328-62	2.439	0,000	336.069	0,005	338.508	0,003
BlackRock, Inc American	-	-	319.559.515	5,019	319.559.515	3,294
Tesouraria	-	-	-	-	-	-
Others	318.863.098	9,559	4.743.516.087	74,494	5.062.379.185	52,180
Total	**3.333.921.095**	**100,000**	**6.367.488.620**	**100,000**	**9.701.409.715**	**100,000**

BASE-DATE 12.31.2022

Companhia ESA	Ordinary Shares	%	Total	%
Rudric ITH Participações Ltda. Brazilian CNPJ(**) 67.569.061/0001-45	2.783.476	0,133	2.783.476	0,133
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	426.272.232	20,387	426.272.232	20,387
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	426.272.202	20,387	426.272.202	20,387
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	213.377.930	10,205	213.377.930	10,205
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	213.441.264	10,208	213.441.264	10,208
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	36.424	0,002	36.424	0,002
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	45.350.868	2,169	45.350.868	2,169
Julia Guidon Setubal Winandy Brazilian CPF(*) 336.694.358-08	45.350.868	2,169	45.350.868	2,169
Paulo Egydio Setubal Brazilian CPF(*) 336.694.318-10	45.350.868	2,169	45.350.868	2,169
Fernando Setubal Souza e Silva Brazilian CPF(*) 311.798.878-59	24.663.452	1,180	24.663.452	1,180

Guilherme Setubal Souza e Silva Brazilian CPF(*) 269.253.728-92	24.663.576	1,180	24.663.576	1,180
Tide Setubal Souza e Silva Nogueira Brazilian CPF(*) 296.682.978-81	24.663.958	1,180	24.663.958	1,180
Olavo Egydio Setubal Júnior Brazilian CPF(*) 006.447.048-29	12.091.868	0,578	12.091.868	0,578
Bruno Rizzo Setubal Brazilian CPF(*) 299.133.368-56	36.123.995	1,728	36.123.995	1,728
Camila Setubal Lenz Cesar Brazilian CPF(*) 350.572.098-41	36.123.996	1,728	36.123.996	1,728
Luiza Rizzo Setubal Kairalla Brazilian CPF(*) 323.461.948-40	36.124.000	1,728	36.124.000	1,728
Roberto Egydio Setubal Brazilian CPF(*) 007.738.228-52	62.240.172	2,977	62.240.172	2,977
Mariana Lucas Setubal Brazilian CPF(*) 227.809.998-10	28.877.403	1,381	28.877.403	1,381
Paula Lucas Setubal Brazilian CPF(*) 295.243.528-69	28.877.403	1,381	28.877.403	1,381
José Luiz Egydio Setubal Brazilian CPF(*) 011.785.508-18	103.043.896	4,928	103.043.896	4,928
Beatriz de Mattos Setubal Brazilian	5.448.828	0,261	5.448.828	0,261

CPF(*) 316.394.318-70				
Gabriel de Mattos Setubal Brazilian CPF(*) 348.338.808-73	5.448.828	0,261	5.448.828	0,261
Olavo Egydio Mutarelli Setubal Brazilian CPF(*) 394.635.348-73	5.448.828	0,261	5.448.828	0,261
Alfredo Egydio Setubal Brazilian CPF(*) 014.414.218-07	119.439.920	5,712	119.439.920	5,712
Alfredo Egydio Nugent Setubal Brazilian CPF(*) 407.919.708-09	2.403	0,000	2.403	0,000
Marina Nugent Setubal Brazilian CPF(*) 384.422.518-80	2.403	0,000	2.403	0,000
Ricardo Egydio Setubal Brazilian CPF(*) 033.033.518-99	119.385.218	5,710	119.385.218	5,710
Marcelo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.378-21	2.439	0,000	2.439	0,000
Patricia Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.328-62	2.439	0,000	2.439	0,000
Rodrigo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.298-02	2.439	0,000	2.439	0,000
Total	**2.090.913.596**	**100,000**	**2.090.913.596**	**100,000**

BASE-DATE 12.31.2022

Rudric ITH Participações Ltda.	Ordinary Shares	%	Total	%
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	37.507.724	50,000	37.507.724	50,000
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	37.507.724	50,000	37.507.724	50,000
Total	**75.015.448**	**100,000**	**75.015.448**	**100,000**

(*) Individual Taxpayer's Registry (CPF)

(**) National Register of Legal Entity (CNPJ)

6.3. - Distribution of Capital

Date of last general stockholders' meeting/ Date of last update	04/25/2023
Number of stockholders - individuals (units)	464,049
Number of stockholders - companies (units)	12,903
Number of institutional investors (units)	1,422

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	384,672,066	7.758%
Number of preferred shares (units)	4,801,593,8324	99.087%
Total	5,186,265,898	52.899%

6.4 - Relevant companies in which the issuer has an interest

Social Denomination	Corporate Taxpayer ID (CNPJ)	Issuer's participation (%)
Itaú Unibanco S.A.	60.701.190/0001-04	100.000000
Banco Itaucard S.A.	17.192.451/0001-70	100.000000
Banco Itaú Chile (Current Denomination of Itaú CorpBanca)	12.262.596/0001-87	26.300070
Banco Itaú Uruguay S.A.	11.929.613/0001-24	100.000000
Banco Itaú BBA S.A.	17.298.092/0001-30	99.999990
Itaú Corretora de Valores S.A.	61.194.353/0001-64	99.999990
Redecard Instituição de Pagamento S.A.	01.425.787/0001-04	19.378540
Itauseg Participações S.A.	07.256.507/0001-50	26.422550
Itaú Consultoria de Valores Mobiliários e Participações S.A.	58.851.775/0001-50	100.000000
Itaú Corretora de Seguros S.A.	43.644.285/0001-06	100.000000
BICSA Holdings Ltd	08.993.702/0001-25	100.000000
Luizacred S.A. Soc. Crédito Financiamento Investimento	02.206.577/0001-80	50.000000
Oca S.A.	08.988.128/0001-17	100.000000
IGA Participações S.A.	04.238.150/0001-99	100.000000
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	42.421.776/0001-25	99.999990
Microinvest S.A. Sociedade de Crédito a Microempreendedor	05.076.239/0001-69	99.999990
Itaú Rent Administração e Participações Ltda.	02.180.133/0001-12	12.650420
Banco Itaú Veículos S.A.	61.190.658/0001-06	100.000000
IU Corretora de Seguros Ltda.	08.457.828/0001-85	100.000000
Itauseg Saúde S.A	04.463.083/0001-06	0.537680
Albarus S.A.	05.786.118/0001-00	1.751690
Itaú Administradora de Consórcios Ltda.	00.000.776/0001-01	0.001000
Itaú Seguros S.A.	61.557.039/0001-07	0.000220
ITB Holding Brasil Participações Ltda	04.274.016/0001-43	0.000001
Hipercard Banco Múltiplo S.A.	03.012.230/0001-69	0.000001

6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs, indicating:

a. all direct and indirect controlling shareholders and, if the issuer wishes, the shareholders with participation equal to or greater than 5% of a class or type of shares



Family Moreira Salles
Family Egydio de Souza Aranha
Free Float (*)
100.00% Total
63.35% ON
17.82% PN
33.46% Total
36.65% ON
82.09% PN
66.48% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% ON
100.00% PN
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % ON
33.47% Total
39.21% ON
19.83% Total
Free Float (*)
51.71% ON
26.15% Total
Itaú Unibanco Holding S.A.
7.76% ON
99.09% PN
52.90% Total
99.99% Total
Microinvest S.A. Soc. de Crédito a Microempreendedor
26.30% Total
Banco Itaú Chile
100.00% Total
Banco Itaú Uruguay S.A.
100.00% ON
100.00% PN
100.00%Total
IGA Participações S.A.
99.99% ON
100.00% PN
99.99%Total
Banco Itaú BBA S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Consultoria de Valores Mobiliários e Participações S.A.
26.42% Total
Itauseg Participações S.A.
99.99% Total
Itaú Unibanco Veículos Administradora de Consórcios Ltda.
100.00% Total
Banco Itaú Veículos S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Corretora de Seguros S.A.
12.65% ON
12.65% PN
12.65%Total
Itaú Rent Administração e Participações Ltda.
100.00% ON
100.00% PN
100.00%Total
IU Corretora de Seguros Ltda.
100.00% Total
OCA S.A.
100.00% Total
Bicsa Holdings, Ltd.
100.00% ON
100.00% PN
100.00%Total
Itaú Unibanco S.A.
0.01% ON
0.00% PN
0.01%Total
99.99% ON
100.00% PN
99.99%Total
Itaú Corretora de Valores S.A.
100.00% ON
100.00% PN
100.00%Total
Banco Itaucard S.A.
19.38% Total
Redecard Instituição de Pagamento S.A.
0.54% Total
Itauseg Saúde S.A.
1.75% Total
Albarus S.A.
50.00% Total
Luizacred S.A. Soc. Crédito Financiamento Investimento

Date: 06.30.2023.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

ON = common shares
PN = preferred shares

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa S.A.
IUPAR - Itaú Unibanco Participações S.A.

Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E. Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal

Paulo Setubal Neto

Pedro Moreira Salles

Ricardo Egydio Setubal

Ricardo Villela Marino

Roberto Egydio Setubal

Rodolfo Villela Marino

Rodrigo Ribeiro do Valle Setubal

Rudric ITH Participações Ltda.

Tide Setubal Souza e Silva Nogueira

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaú Veículos S.A.	100.00	100.00	Subsidiary
Banco Itaucard S.A.	100.00	100.00	Subsidiary
Hipercard Banco Múltiplo S.A.	0.00	0.00	Subsidiary
IGA Participações S.A.	100.00	100.00	Subsidiary
Itaú Administradora de Consórcios Ltda.	0.00	0.00	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Seguros S. A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Rent Administração e Participações Ltda.	12.65	12.65	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	99.99	99.99	Subsidiary
Itauseg Participações S.A.	26.42	26.42	Subsidiary
Itauseg Saúde S.A.	0.54	0.54	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
IU Corretora de Seguros Ltda.	100.00	100.00	Subsidiary
Microinvest S.A. Soc. de Crédito a Microempreendedor	99.99	99.99	Subsidiary
Redecard Instituição de Pagamento S.A.	19.38	19.38	Subsidiary
Abroad			
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	100.00	100.00	Subsidiary
Banco Itaú Chile	26.30	26.30	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary

6.6. Supply other information that the issuer may deem relevant

Additional information on items 6.1/6.2

a) Regarding the stockholding position of the stockholder BlackRock, Inc. ("BlackRock"), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company.

Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock's stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock.

Statement of Changes in Blackrock's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		159,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011

b) Regarding the stockholding position of the stockholder Dodge & Cox, the Company informs that on October 6, 2022 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox now holds 241,984,749 preferred shares issued by the Company.

Taking into consideration the corporate event informed, we present below the changes in Dodge & Cox's stockholding position, which represents 4.994% of the preferred shares and 2.468% of the total capital held by Dodge & Cox.

Statement of Changes in Dodge & Cox's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
10/06/2022	Opening balance at 10/06/2022, as provided by Dodge & Cox (**)	242,768,249	- 783,500	241,984,749

(**) Ownership interest at base date 10.06.2022 provided by the Stockholder on the same date.

c) Regarding the stockholding position of the stockholder GQG Partners LLC, the Company informs that on January 18, 2022 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, that GQG Partners LLC now holds 253,506,105 preferred shares issued by the Company.

Taking into consideration the corporate event informed, we present below the changes in GQG Partners LLC stockholding position, which represents 5.231% of the preferred shares and 2.586% of the total capital held by GQG Partners LLC.

Statement of Changes in GQG Partners LLC's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
01/18/2022	Opening balance at 01.18.2022, as provided by GQG Partners LLC (***)	253,506,105	-	253,506,105

(***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022

d) On July 31, 2023, the capital of Cia. E. Johnston de Participações "EJ", previously distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, was divided between Fernando Roberto Moreira Salles, holder of 50% of EJ's capital, and Pedro Moreira Salles and his son, João Moreira Salles, holders, respectively, of 44% and 6% of EJ's capital. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco Holding. The brothers Walther Moreira Salles Jr. and João Moreira Salles therefore ceased to be shareholders of EJ, transferring their respective holdings to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, in share purchase and sale transactions.

There was no change in the stake held by EJ in the capital of IUPAR, parent company of Itaú Unibanco Holding. Control of IUPAR continues to be exercised in accordance with the shareholders' agreement in force and, consequently, the transactions described did not result in any change in the management or governance of Itaú Unibanco Holding.

<u>Additional information on item 6.3</u>

The number of individual and corporate stockholders and institutional investors stated in item 15.3 of this Form refers to the April 25, 2023 base date.

The number of outstanding shares informed in item 15.3 of this Form refers to the June 30, 2023 base date.

7.5 Family relationships

<u>Justification for not filling in the table:</u>

Due to the structure of the table in the system, we present the information for this item in item 7.8.

7.8. Provide other information that the issuer deems relevant

<u>Additional information on item 7.1 "d"</u>

i. total number of members, grouped by self-declared gender identity

ii. total number of members, grouped by self-declared identity of color or race

Note: The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option and are on the base date: 12.31.2022.

iii. total number of members grouped by other diversity attributes that the issuer deems relevant

No information about other diversity attributes.

Additional information on item 7.3

1. Total number of meetings held per body in 2022:

Body	Meetings
Board of Directors	12
Fiscal Council	4
Audit Committee	62
Disclosure and Trading Committee	4
Strategy Committee	6
Capital and Risk Management Committee	12
Nomination and Corporate Governance Committee	2
Related Parties Committee	13
Personnel Committee	4
Compensation Committee	4
Environmental, Social and Climate Responsibility Committee	3

2. Independence criterion for the Members of the Board of Directors and Audit Committee:

The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (CVM).

All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: **a)** be or have been, in the past (12) twelve months: **(i)** an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(ii)** an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(iii)** a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or **(iv)** a member of the supervisory council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **b)** be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items "a", "(i)" and "(iii)"; and **c)** hold positions, in particular in advisory councils, boards of directors or supervisory councils in companies that may be considered competitors in the market or generate a conflict of interest.

3. Type of Audit Committee:

We clarify that, in accordance with Article 22, paragraph 2, of Law No. 6,385/76, the Audit Committee complies with Resolution No. 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution No. 23/21 (former CVM Instruction No. 308/99).

4. Politically exposed persons:

With respect to the members of the Board of Directors, the Board of Officers, the Supervisory Board and other committees, we did not identify any politically exposed persons.

5. Additional Information:

We inform you that the investiture of those elected at the Annual General Stockholders' Meeting held on April 25, 2023 and the meeting of the Board of Directors held on April 27, 2023 was homologated by the Central Bank of Brazil on May 26, 2023, and they were sworn in on June 1, 2023.

6. We present below the hierarchical relationship between the above mentioned Bodies:



Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Commiteee
Personal Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Environmental, Social and Climate Responsability Committee
Compensation Committee
LATAM Strategy Council
Internal Audit
Executive Committee
Board of Officers
Disclosure and Trading Committee
Advisory Councils
Statutory committees
Non-statutory committees

Other additional information:

a) With respect to the general stockholders meetings held over the past three (3) years, we inform:

Year	Types of Meetings	Date/Time	Quorum
2023	Annual	April 25, 2023 – 11 a.m.	92.14% of the common shares and 42.87% of the preferred shares
2022	Annual	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2022	Extraordinary	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2021	Annual and Extraordinary	April 27, 2021 – 11 a.m. and 11:10 a.m.	91.96% of the common shares and 31.67% of the preferred shares
2021	Extraordinary	January 31, 2021 – 11 a.m.	More than 90% of the common shares
2020	Annual	April 28, 2020 – 11 a.m.	More than 90% of the common shares and 31.75% of the preferred shares

b) Audit Committee:

The Audit Committee has autonomy to define and contract training activities.

Since 2016, the Audit Committee has been defining the needs for training that it identifies as relevant for its work twice a year. Once they are identified, it contracts training programs to respond to a specific need of the joint body or its members.

Another component of the training of the Audit Committee on matters of its responsibility that it considers relevant is the benchmarking, including abroad, with other organizations or best practices identified by consultants.

Some of its members, individually, also participated in 2020 and 2021 in training courses on accounting, internal and external audit, ethics and digital transformation.

c) Relationship between the Audit Committee, Executive Board of Officers and the Co-Chairpersons of the Board of Directors

Based on the responsibilities established in its Bylaws and on the assessment of the main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually determines its meetings schedule, including with the Executive Board of Officers. This annual planning is reviewed on a permanent basis by the Audit Committee, which may, at any time, change its meetings schedule.

Over the course of 2020, 2021 and 2022, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance, Operational Risk and Internal Controls departments for monitoring the outcome of the work carried out by the departments, as well as bimonthly meetings for monitoring the operation of Banco Itaú Chile (formerly named Itaú CorpBanca) in Chile and its branches, and meetings, at least once a year, for monitoring the other units abroad.

Also, during these years, the Audit Committee held meetings with the Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk and Legal departments, and with the External Ombudsman's and Internal Ombudsman's offices, as well as with those responsible for different businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and the Northern Hemisphere (United States, Caribbean and Europe).

At least every three months, the Audit Committee has been holding, since 2021, a private meeting with the CEO of Itaú Unibanco Holding S.A. and has continued to hold, like it has been doing for many years, a joint meeting with the Co-Chairpersons of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A. at which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously presented.

d) Relationship between the Audit Committee, the Board of Directors and the Supervisory Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee presents to the Board of Directors a summary of the most relevant topics discussed at the meetings held in the period. On a semiannual basis, the Chairperson of the Audit Committee presents the recommendations of the Audit Committee for the financial statements and, every year, they present the outcome of the assessment of the external auditor and the operational risk department, which is also responsible for the internal controls.

The Audit Committee meets at least once a year with the members of the Supervisory Council of Itaú Unibanco Holding S.A., when they are presented with the findings of the Audit Committee on the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year or other topics of interest of the members of the Supervisory Council.

e) Relationship between the Board of Directors and the Supervisory Council

The Supervisory Council attends the meeting of the Board of Directors at which the Issuer's annual financial statements are examined (therefore, once a year).

f) Relationship between the Supervisory Council and the Board of Officers

The Supervisory Council meets with the Board of Officers of Itaú Unibanco Holding S.A. when it is presented with the Issuer's financial statements (therefore, four times a year).

g) Relationship between the Board of Directors and the Investor Relations Office

The main relationship channel between the Board of Directors and the Investor Relations Office of Itaú Unibanco is the Disclosure and Trading Committee. This committee meets every three months on a mandatory basis and approves the Material Facts, Announcements to the Market and other materials in a timely manner. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee and the Board of Officers.

It is noteworthy that the matters included in the agendas of the meetings of the Disclosure and Trading Committee can be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as:

• Management Report, Form 20-F, Reference Form and Integrated Annual Report;
• Amendments to and creation of new policies;
• Opinions on the performance of Itaú Unibanco's marketable securities and best practices arising from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations;
• Share bonuses and share splits;
• Trading Analysis of those that adhered to the Marketable Securities Trading Policy.

Itaú Unibanco's Investor Relations Office also prepares materials for the Board of Directors comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the main products of the Bank and its subsidiaries.
**Environmental, Social and Corporate Governance.*

h) In 2022, we developed the following training programs:

Itaú Unibanco provides training programs and forwards corporate communications to the management members on the policies, procedures and practices related to the Integrity and Ethics Program.
At least every two years, the training programs of the trail of the Integrity and Ethics Program are reviewed and updated and in which the following topics are addressed:

1) Ethics and Compliance: It guides on the main conduct principles for business, relationships and discrimination and harassment in the workplace. It also establishes the practices that must be observed by everyone at the organization to comply with internal and external rules and laws, aimed at the proper governance of the organization.

2) Anti-corruption: It establishes the conduct standards in business with public and private bodies and the whistleblowing channel, and alerts on the risks and consequences of this illicit practice.

3) Client relations: It presents the responsibilities of the departments in the relationships with clients and users aimed at the performance of activities based on the good corporate conduct and sustainable development of the Bank.

4) Anti-Money Laundering: It presents suspicious acts and situations that may characterize money laundering and terrorism financing and the actions necessary to avoid this risk.

5) Information Security: It presents important information security tips for employees, indicating situations that place information security at Itaú Unibanco at risk.

6) Supplier Relations: It presents the organizational principles and values that guide the relationships with suppliers and shows the responsibilities of employees in these relationships.

7) Brazilian General Data Protection Law (LGPD) This is the Brazilian data protection law and it is aimed at presenting a set of guidelines for the collection, treatment, storage and sharing of personal data established by law.

Additionally, the members of the Board of Directors were trained in 2022 on the prevention of money laundering, terrorism financing and spread of mass destruction weapons and corruption.

Additionally, there is the electronic Integrity and Ethics instrument that must be signed every year, which encompasses both the Code of Ethics and Conduct and the Integrity and Ethics policies. In December 2022, 97% of the employees and management members had signed the above mentioned instrument.

i) In 2022, the Internal Ombudsman's Office received 2,821 calls related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline the employees who displayed conduct contrary to the principles of the Company's Code of Ethics and rules, and to minimize the related risks, guiding/disciplinary measures were implemented for

those involved in the calls investigated and classified as legitimate, in addition to many monitoring actions and action and development plans.

j) Supporting documentation for meetings of the Board of Directors:

The members of the Board of Directors receive, at least five (5) working days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these discussions.

k) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 7.1b.

Additional Information to item 7.5.

7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between:

a) Issuer's management:

• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer:

- None.

c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with brother Fernando Roberto Moreira Salles, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with brother Fernando Roberto Moreira Salles, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa S.A. and Ana Lúcia de Mattos Barretto Villela is also a director of the controlling company IUPAR - Itaú Unibanco Participações S.A;

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

Additional Information to item 7.6.

7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and:

a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Direct or indirect controller of the issuer:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people:

None.

11.2. Except of the transactions that fall under the assumptions of article 3, II, "a", "b" and "c" of Exhibit 30-XXXIII, inform, with respect to transactions with related parties that, according to accounting standards, must be disclosed in the issuer's individual or consolidated financial statements and that have been entered into in the last fiscal year or are in effect in the current year:

a. name of the related parties

b. relationship of the parties with the issuer

c. date of transaction

d. subject matter of the agreement

e. whether the issuer is a creditor or debtor

f. amount involved in the transaction

g. existing balance

h. amount corresponding to the interest of the related party in the transaction, if it can be calculated

i. related guarantees and insurance

j. duration

k. conditions of termination or extinction

l. nature of and reasons for the operation

m. interest rate charged, if applicable

Name of related party	Relationship of party with issuer	Subject matter of agreement	Transaction date	Amount involved in transaction	Interest rate	Existing balance	Corresponding amount of such related party in transaction, if calculation is possible	Related guarantees and insurance	Term (maturity)	Related guarantees and insurance	Type of and reasons for transaction	Issuer contractual position (creditor or debtor)
Other related parties	Affiliate and non-financial affiliate of Itaúsa S.A.	Interbank Liquidity Applications	01/15/2018	3,402,000,000	13.40%	3,835,000,000	0.00	No	11/15/2024 to 03/01/2028	No	Repurchase agreements	Creditor
Dexco S.A.	Non-financial subsidiary of Itaúsa S.A.	Loan operations	03/16/2020	500,000,000	CDI + 1.48%	623,000,000	0.00	No	03/16/2023	No	Granting of loans	Creditor
Other related parties (see type of and reasons for transaction)	Affiliate and non-financial affiliate of Itaúsa S.A.	Loan operations	01/03/2022	45,000,000	0%	45,000,000	0.00	No	07/30/2024	No	Granting of loans, involving the following related parties: CCR S.A., Alpargatas S.A., Instituto Unibanco, Águas do Rio 1 SPE S.A. and Águas do Rio 4 SPE S.A.	Creditor
Investment funds (see type of and reasons for transaction)	Funds	Securities and derivative financial instruments (asset and liability positions)	12/30/2022	230,000,000	0%	230,000,000	0.00	No	Indeterminate	No	Application in investment funds, involving the funds: Crédito Univ FIDC and Crédito Univ II FIDC. The holder of the receivables is the company Pravaler, an investment manager focused on student financing and which has partnered with more than 300 universities and more than 15 years providing credit to university students.	Creditor
CCR S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	04/01/2020	1,898,000,000	CDI + 1.7% / 9.76%	2,138,000,000	0.00	No	06/24/2023 to 01/15/2036	No	Debentures	Creditor
Copagaz – Distribuidora de Gás S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	12/22/2020	1,024,000,000	CDI + 1.7% to 2.55%	1,024,000,000	0.00	No	12/22/2030 and 01/20/2025	No	Debentures	Creditor
Itaúsa S.A.	Controller	Securities and derivative financial instruments (asset and liability positions)	12/15/2020	1,187,000,000	CDI + 2% to 2.4%	1,199,000,000	0.00	No	12/15/2030 e 06/15/2031	No	Debentures	Creditor
Águas do Rio 4 SPE S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	07/30/2021	765,000,000	CDI + 3.8%	765,000,000	0.00	No	11/11/2023	No	Debentures	Creditor
Aegea Saneamento e Participações S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	03/10/2020	285,201,973	CDI + 1.7% / 10.79%	305,000,000	0.00	No	03/11/2023 e 05/15/2029	No	Debentures	Creditor
Other related parties	Affiliate and non-financial affiliate of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	07/30/2021	389,067,021	CDI + 1.30% to 3.5%	410,000,000	0.00	No	11/11/2023	No	Debentures	Creditor
CCR S.A.	Non-financial subsidiary of Itaúsa S.A.	Deposits	05/30/2022	2,026,000,000	98% to 103% CDI	2,026,000,000	0.00	No	06/30/2023 e 12/29/2023	No	abstractions	Debtor
Aegea Saneamento e Participações S.A.	Non-financial subsidiary of Itaúsa S.A.	Deposits	12/24/2020	11,000,000	97% to 100% CDI	11,000,000	0.00	No	04/29/2023	No	abstractions	Debtor
Alpargatas S.A.	Non-financial jointly-controlled subsidiary of Itaúsa S.A.	Deposits	12/13/2022	150,000,000	101% CDI	153,000,000	0.00	No	12/08/2023	No	abstractions	Debtor
Other related parties	Affiliates	Deposits	04/01/2020	243,624,236	75% to 101% CDI	304,000,000	0.00	No	05/23/2024	No	abstractions	Debtor
Other related parties (see type of and reasons for transaction)	Affiliate, non-financial affiliate of Itaúsa S.A. and Entities held by Itaú Unibanco Holding	Open market funding	12/20/2022	19,000,000	82% to 85% CDI	19,000,000	0.00	No	03/18/2026 a 04/03/2030	No	abstractions, involving the following related parties: Dexco S.A. and Copagaz – Distribuidora de Gás S.A.	Debtor
Copagaz – Distribuidora de Gás S.A.	Non-financial subsidiary of Itaúsa S.A.	Acceptances and Issuance Resources	09/13/2022	27,000,000	103% CDI	49,000,000	0.00	No	09/13/2024 a 10/18/2024	No	abstractions	Debtor
Fundação Itaú Unibanco - Previdência Complementar	Entity maintained by Itaú Unibanco Holding	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	81,000,000	0%	81,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Debtor
Olímpia Promoção e Serviços S.A.	Affiliates	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	4,000,000	0%	4,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Creditor
FUNBEP - Fundo de Pensão Multipatrocinado	Entity maintained by Itaú Unibanco Holding	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	196,000,000	0%	195,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Debtor
Itaúsa S.A.	Controller	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	20,000,000	0%	23,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Creditor
ConectCar Soluções de Mobilidade Eletrônica S.A.	Affiliates	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	5,000,000	0%	5,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Debtor
Other related parties (see type of and reasons for transaction)	Affiliates	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	170,000,000	0%	170,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration and pension management, involving the following related parties: Tecnologia Bancária S.A. and CCR S.A.	Creditor
Associação Cubo Coworking Itaú	Entity maintained by Itaú Unibanco Holding	Sponsorships	01/01/2022	38,000,000	0%	38,000,000	0.00	No	12/31/2022	No	Sponsorships	Debtor

n. measures taken to address conflicts of interest

The transactions between Itaú Unibanco Holding S.A. and its related parties were carried out in compliance with our Transactions with Related Parties Policy, which establishes governance with our measures to address potential conflicts of interest for this type of transaction.

The governance for approval of transactions with related parties provides for the need for transactions to comply with the principles of equality and transparency for stockholders and investors, to be carried out under market conditions, entered into in writing and, when necessary, reported to the market.

Additionally, the transactions that involve an amount higher than R$2 million are submitted to the Related Parties Committee (composed of three independent members of the Board of Directors), which may be contrary to the transaction in the event a conflict of interest with the Itaú Unibanco Conglomerate or its stockholders is identified.

o. statement of the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

These transactions were carried out at amounts and rates and on terms that are usual in the market, on an arm's length basis, and do not give rise to any benefit or loss to the parties, particularly:

- Loan Operations – loans granted at rates and terms that are similar to those applied to transactions carried out in the market.

- Interbank Deposits – agreed-upon rates and terms that are similar to those applied to transactions carried out in the market.

securities and derivative financial instruments – agreed-upon rates and terms that are similar to those adopted in the market.

- Deposits received under securities repurchase agreements – the rates adopted are similar to those applied to operations with third parties.

- Donations and sponsorships – as a financial institution, we recognize our role as transformation agents and social development promoters. Accordingly, we encourage projects focused on education, culture, sports, urban mobility, aging and entrepreneurship. We believe that these pillars allow us to achieve our purpose: encourage people's transformation power.

The selection process for the projects that we support through sponsorships and/or donations involves the evaluation by dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects must be consistent with our strategy, purpose and pillars.

- Rental expenses – in accordance with the usual market practices.

- Amounts receivable/payable and Banking service fees – the amounts, terms and rates adopted are similar to those applied to transactions with third parties and refer to investment, portfolio and pension plan management services.